February 9, 2010

Securities and Exchange Commission	VIA EDGAR AND

Division of Corporate Finance	FACSIMILE
100 F Street. N.E.
Washington, D.C. 20549

Re:	IntegraMed America, Inc. Registration Statement No. 333-162276

Ladies and Gentlemen:

     In connection with the above referenced Registration Statement, we wish to advise you that between February 5, 2010 and the date hereof, 510 copies of the Preliminary Prospectus dated February 5, 2010 were distributed as follows: 0 to underwriters, 500 to institutional investors, 0 to dealers, 10 to individuals and 0 to others.

     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

     We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. Eastern Time on February 11, 2010 or as soon thereafter as is practicable.

Very truly yours,

PIPER JAFFRAY & CO.

By:
Christie L. Christina
Managing Director
Piper Jaffray & Co.